UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Franklin Covey Co.

(Name of Issuer)

Common Stock, par value $0.05

(Title of Class of Securities)

353469109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 353469109	Page 2 of 10 Pages

1.	Names of reporting persons. John H. Lewis I.R.S. Identification Nos. of above persons (entities only).
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 170,848
	6.	Shared voting power 584,102
	7.	Sole dispositive power 170,848
	8.	Shared dispositive power 584,102
9.	Aggregate amount beneficially owned by each reporting person 754,950
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 4.5%
12.	Type of reporting person (see instructions) IN

CUSIP No. 353469109	Page 3 of 10 Pages

1.	Names of reporting persons. Osmium Partners, LLC I.R.S. Identification Nos. of above persons (entities only).
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 584,102
	7.	Sole dispositive power 0
	8.	Shared dispositive power 584,102
9.	Aggregate amount beneficially owned by each reporting person 584,102
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 3.5%
12.	Type of reporting person (see instructions) IA, OO

CUSIP No. 353469109	Page 4 of 10 Pages

1.	Names of reporting persons. Osmium Capital, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 247,912
	7.	Sole dispositive power 0
	8.	Shared dispositive power 247,912
9.	Aggregate amount beneficially owned by each reporting person 247,912
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 1.5%
12.	Type of reporting person (see instructions) PN

CUSIP No. 353469109	Page 5 of 10 Pages

1.	Names of reporting persons. Osmium Capital II, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 244,891
	7.	Sole dispositive power 0
	8.	Shared dispositive power 244,891
9.	Aggregate amount beneficially owned by each reporting person 244,891
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 1.5%
12.	Type of reporting person (see instructions) PN

CUSIP No. 353469109	Page 6 of 10 Pages

1.	Names of reporting persons. Osmium Spartan, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 77,562
	7.	Sole dispositive power 0
	8.	Shared dispositive power 77,562
9.	Aggregate amount beneficially owned by each reporting person 77,562
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.5%
12.	Type of reporting person (see instructions) PN

CUSIP No. 353469109	Page 7 of 10 Pages

1.	Names of reporting persons. Osmium Diamond, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 13,737
	7.	Sole dispositive power 0
	8.	Shared dispositive power 13,737
9.	Aggregate amount beneficially owned by each reporting person 13,737
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.1%
12.	Type of reporting person (see instructions) PN

Item 1.	(a)	The name of the issuer is Franklin Covey Co. (the “Issuer”).

	(b)	The principal executive office of the Issuer is located at 2200 West Parkway Boulevard, Salt Lake City, Utah 84119-2099.

Item 2.	(a)	This statement (this “Statement”) is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”), Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), Osmium Spartan, LP, a Delaware limited partnership (“Fund III”), and Osmium Diamond, LP, a Delaware limited partnership (“Fund IV”) (all of the foregoing, collectively, the “Filers”). The Fund, Fund II, Fund III and Fund IV are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, Fund III and Fund IV directly own the common shares reported in this Statement (other than the 170,848 shares owned directly by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and Fund IV (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

	(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

	(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

	(d)	This Statement relates to the Common Stock of the Issuer.

	(e)	The CUSIP Number of the Common Stock of the Issuer is 353469109.

Item 3.	Not applicable.

Page 8 of 10 Pages

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 16,700,242 shares of Common Stock outstanding as of December 31, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013, as filed with the SEC on January 9, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(a) Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP

Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.05 per share, of Franklin Covey Co., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 12, 2014

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP